300 North LaSalle Chicago, Illinois 60654

(312) 862-2000
Facsimile:
www.kirkland.com	(312) 862-2200

July 1, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	ConvergEx Group, LLC, GTCR LLC and Aligned Asset Managers LLC (File No. 812-14281) - Request for Withdrawal of Application for Exemptive Order

Ladies and Gentlemen:

On behalf of ConvergEx Group, LLC, GTCR LLC and Aligned Asset Managers LLC (collectively, the “Applicants”), we submitted on February 21, 2014 an application, and on September 8, 2014 an amended and restated version thereof (collectively, the “Application”), seeking an order pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), exempting the Applicants from the provisions of Section 9(a) of the Act. After discussing the Application with the Staff of the Securities and Exchange Commission (the “Commission”), we are writing on behalf of the Applicants to respectfully request that the Commission consent to the withdrawal of the Application and that the Commission take no further action with respect thereto.

If you have any questions regarding the foregoing or require any additional information, please do not hesitate to call the undersigned at (312) 862-2199.

Sincerely,

/s/ Scott A. Moehrke

Scott A. Moehrke, P.C.

cc: Jeffrey S. Wright